VIA EDGAR

Bingham McCutchen LLP
355 South Grand Avenue, Suite 4400
Los Angeles, California 90071

September 2, 2011

Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Attention:  Division of Investment Management

Re:	Investment Managers Series Trust - File No. 333-122901 (the “Registrant”) on behalf of the Ramius Trading Strategies Managed Futures Fund (the “Fund”)

Ladies and Gentlemen:

This letter summarizes the comments provided to me by Mr. Briccio Barrientos of the staff of the Securities and Exchange Commission (the "Commission") by telephone on July 25, 2011, regarding Post-Effective Amendment Number 155 to Registrant’s Form N-1A registration statement with respect to the Ramius Trading Strategies Managed Futures Fund series of the Trust.  Responses to all of the comments are included below and as appropriate are reflected in Post-Effective Amendment Number 174 to Registrant’s Form N-1A registration statement (the “Amendment”) filed concurrently with this correspondence.

1.           Delete “There can be no assurances that the Fund will achieve its investment objectives.” from the “Investment Objective” section in the summary.  This sentence may be included in Form N-1A Item 9.

Response:  We have made the requested revision.

2.           In the fee table, include the Class A contingent deferred sales charge.

Response:  We have made the requested revision.

3.           In the fee table, add the sub-advisory fee as a separate line item under “Management fees.”

Response:  We have made the requested revision.

4.           In the fee table, change the line item “Trading Entity fees and expenses” to “Subsidiary Expenses, including Trading Expenses,” or a similar description.

Response:  We have made the requested revision.  We changed the line item to “Subsidiary expenses, including Trading Entity expenses.”

5.           Email the complete fee table, footnotes and example to Mr. Barrientos as soon as they are completed.

Response:  We emailed the completed fee table, footnotes and example to Mr. Barrientos on August 30, 2011.

6.           Add an 80% test for managed futures, in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended (the “1940 Act”).  Email the response to this item to Mr. Barrientos as soon as it is available.

Response:  We submitted the following response to Mr. Barrientos by email on August 11, 2011.

The Fund respectfully submits that Rule 35d-1 does not require it to implement an 80% test for managed futures.  In particular, as the staff has explained, the Rule 35d-1 80% test is not applicable when a fund’s name refers to a type of investment strategy or objective rather than a specific type of investment.  For example, in the response to question 9 in the staff’s FAQ on Rule 35d-1, the staff stated that “Rule 35d-1 would not apply to the use of the term ‘income’ where that term suggests an investment objective or strategy rather than a type of investment.”  The Fund submits that its name clearly conveys that it is pursuing an investment strategy relating to managed futures programs (which can comprise multiple types of investment assets – e.g., exchange-traded futures contracts, OTC forward contracts, fixed income securities and other assets) rather than investing solely in a specific type of asset.

The Fund further respectfully submits that an investor would not be misled by its name to believe that the Fund was investing at least 80% of its assets in commodity futures contracts or any other specific type of asset.  As clearly disclosed in the Fund’s prospectus and SAI, the Fund will generally only make its commodity-related investments through its Subsidiary and will only invest up to 25% of its assets in the Subsidiary in order to comply with the tax requirements that registered investment companies must satisfy to be treated as regulated investment companies (“RICs”) for tax purposes.  The Fund thus could not possibly follow an 80% test with respect to futures contracts or other commodity-related investments and still qualify as a RIC for tax purposes.  Nevertheless, the Fund believes it is important that its name convey the fact that it pursues an investment strategy involving a managed futures program, because the Fund’s adviser believes that, under normal market conditions, the majority of the Fund’s performance will be attributable to the portion of its portfolio invested in commodities and commodity-related investments through the Subsidiary.

Indeed, the inapplicability of Rule 35d-1 to commodity funds appears to have been accepted many times by the staff.  There are a number of other mutual funds in the marketplace with “managed futures,” “futures,” “commodity” or “commodities” included in the fund names that do not appear to comply with an 80% test pursuant to Rule 35d-1.  In that regard, please see the prospectuses for the following funds:  Altegris Managed Futures Strategy Fund (a series of Northern Lights Fund Trust), AQR Managed Futures Strategy Fund (a series of AQR Funds), Commodities Return Strategy Portfolio (a series of Northwestern Mutual Series Fund, Inc.), Credit Suisse Commodity Return Strategy Fund, Equinox Market Neutral Commodity Strategy Fund (a series of Equinox Funds Trust), Jefferies Asset Management Commodity Strategy Allocation Fund (a series of Financial Investors Trust), LoCorr Managed Futures Strategy Fund (a series of LoCorr Investment Trust), and Princeton Futures Strategy Fund (a series of Northern Lights Fund Trust).  Applying Rule 35d-1 to the Fund would in effect require the Fund to remove “Managed Futures” from its name.  In light of the many other funds in the marketplace with similar names, management of the Fund believes this would place the Fund at a competitive disadvantage.

7.           Confirm the Fund’s Cayman subsidiary (the “Subsidiary”) will comply with the 1940 Act, including the following provisions:

•	Section 8 (the Subsidiary must have policies complying with Section 8),
•	Section 15, and
•	Section 16 (with respect to the Subsidiary board).

Response:  The Fund hereby confirms that the Subsidiary will comply with the relevant provisions of the 1940 Act including the Sections enumerated above.  With respect to Section 8, by the time the Fund commences operations the Subsidiary will have adopted resolutions pursuant to which it has approved and agreed to be subject to the Fund’s investment restrictions and other policies as set forth in the Amendment (and will comply with such restrictions and policies on a consolidated basis with the Fund).  In accordance with Section 15, the Board of Trustees of the Trust has reviewed and approved the advisory agreement between the Advisor and the Subsidiary at an in-person meeting.  Any changes in the board of directors of the Subsidiary will be made in accordance with Section 16 as if the Subsidiary were a registered investment company.

8.           The Subsidiary should file a consent to service of process and must consent to examination of its books and records.

Response:  The Fund hereby confirms that its Cayman subsidiary will file a consent to service of process and consent to examination of its books and records and has included undertakings to do so in Part C of the Amendment.

9.           Move the “Temporary Investments” paragraph from the summary section to Item 9.  Specify the types of ETFs in which the Fund may invest.

Response:  We have made the requested revisions and specified that the ETFs in which the Fund may invest when taking temporary defensive positions are those that track the performance of high yield and investment grade bond indexes.

10.           The principal risks in the summary section are too long and should be summarized.

Response:  We have summarized certain principal risk disclosures as appropriate.

11.           The Subsidiary should execute all post-effective amendments related to the Fund.

Response:  The Subsidiary has executed the Amendment and will execute all future post-effective amendments related to the Fund.

12.           On page 7, the “Tax Risk” disclosure includes a reference to the “financial futures markets.”  Explain how the “managed futures” programs in which the Subsidiary will invest are different from the “financial futures” described in this section.  If you are referring to the same thing, make the references consistent.

Response: We have clarified in the Prospectus that the Fund’s managed futures strategy is intended to capture returns tied to global macroeconomic trends in the commodity futures (including financial futures) markets and made the references to the Fund’s investment in commodity futures (including financial futures) consistent throughout the Prospectus.

13.           Are the commodity programs in which the Subsidiary is investing liquid?  If illiquid, confirm that such investments will be limited to 15% of the Fund’s assets.

Response: Most of the commodity-linked instruments in which Subsidiary will invest through the Trading Entities are expected to be liquid, but certain of their investments may from time to time be illiquid.  The Fund will invest no more than 15% of its net assets in illiquid assets.

14.           On page 6, in the “Derivatives risk” disclosure, tailor the risk disclosure to the specific derivatives in which the Fund will invest.  Refer to the 7/30/2010 letter from Barry Miller to the ICI.

Response:  We have tailored the “Derivatives risk” disclosure to describe the risks associated with futures contracts and forward contracts, which are the primary types of derivatives in which the Fund currently contemplates investing.

15.           Explain how payment of performance-based fees to the commodity trading advisors (the “Trading Advisors”) is consistent with Section 205 of the Investment Advisers Act of 1940, as amended (the “Advisers Act”).  Email this response to Mr. Barrientos.

Response:  We submitted the following response to Mr. Barrientos by email on August 11, 2011.

On May 9, 2011, Nora Jordan and Greg Rowland of Davis Polk & Wardwell LLP (“Davis Polk”), counsel to Ramius Trading Strategies LLC, the adviser to the Fund (the “Advisor”), had a telephone conversation with Jim Curtis and Steve Van Meter of the SEC staff regarding whether a commodity trading adviser could charge a performance fee in connection with a commodity-futures trading strategy without regard to Section 205(a) of the Advisers Act or Rule 205-3 thereunder.

Messrs. Curtis and Van Meter agreed with Davis Polk that a commodity trading adviser could charge such a performance fee without complying with Section 205(a) or Rule 205-3, so long as the fee was not based on investments in securities. All parties to this conversation agreed that the no-action letter John W. Henry & Co. (Sept. 20, 1996) supported this position.  Messrs. Curtis and Van Meter noted that this conclusion would hold true if the commodity trading adviser provided advice directly to a registered investment company. They further noted that if a commodity trading adviser’s trading for a client’s account involved both securities and non-securities (e.g., commodity futures), the performance fee could only be based on the results of the non-securities trading.

16.           Submit the names of the Trading Advisors by email when available.

Response:  We submitted the following response to Mr. Barrientos by email on August 11, 2011.

The Advisor is currently negotiating trading advisory agreements with different third-party commodity trading advisors (“Trading Advisors”).  At the time the Fund commences operations, the Advisor expects that each of the Trading Advisors listed below will direct the trading of its respective Trading Entity (as those terms are defined in the prospectus) but such list is subject to change pending finalization of the advisory agreements with various Trading Advisors.

•	Aspect Capital Limited
•	Cantab Capital Partners LLP
•	Fulcrum Asset Management Ltd and Fulcrum Asset Management LLP (as sub-advisor)
•	IPM Informed Portfolio Management AB
•	Lynx Asset Management AB
•	Winton Capital Management Limited

17.           Explain whether the Trading Advisors will have “Section 15” investment advisory agreements with the Fund.  Email the response to this item to Mr. Barrientos as soon as it is available.

Response:  We submitted the following response to Mr. Barrientos by email on August 11, 2011.

Because the Fund’s commodity investments will generally be pursued through the separate Trading Entity LLCs (in part to help limit the exposure of the assets of the Fund and other Trading Entities’ assets to the liabilities of a Trading Entity), each of the Trading Advisors will enter into an advisory agreement with its respective Trading Entity, rather than with the Fund.  However, the Board of Trustees of the Trust has reviewed and approved the advisory agreement between each Trading Advisor and its respective Trading Entity as if each Trading Advisor were an investment adviser to the Fund, at an in-person meeting in accordance with Section 15 of the 1940 Act.

18.           Submit the names of the sub-advisor’s portfolio managers by email when available.

Response:  We submitted the following response to Mr. Barrientos by email on August 11, 2011.

Jill King, Senior Vice President and Senior Portfolio Manager of the Subadvisor, is the portfolio manager of the Subadvisor who will be primarily responsible for providing services to the Fund.

19.           On page 15, the first sentence of the second paragraph states “[e]ach Trading Entity is wholly-owned by the Subsidiary and thus indirectly wholly-owned by the Fund.”  Make sure this is clear in the Risk/Return summary.

Response:  We have made the requested revision.

20.           On page 17, in the “Temporary Investments” section, specify the types of ETFs in which the Fund may invest.

Response:  As stated above in the response to item 9 we have specified that the ETFs in which the Fund may invest when taking temporary defensive positions are those that track the performance of high yield and investment grade bond indexes.

21.           Beginning on page 24, the following risks are disclosed but are not disclosed in the summary section.  If these risks are principal risks, they should be included in the summary section.  If they are non-principal risks, clarify which are principal and which are non-principal risks.

•	Government intervention and regulatory changes
•	Repurchase agreements risk
•	U.S. Government securities risk
•	Market disruption and geopolitical risk
•	Asset segregation risk
•	Risk of large shareholder redemptions
•	Valuation risk
•	Counterparty, commodities future merchant and prime brokerage risk
•	Potential conflicts of interest risk
•	Dependence on key personnel risk.

Response:  We have revised the risk disclosures to clarify that “Government intervention and regulatory changes” and “Market disruption and geopolitical risk” are principal risks of the Fund, and all other risks listed in the above comment are non-principal risks of the Fund.

22.           On page 31, specify the time frame for each of Mr. Marr’s positions/titles with each employer.

Response:  We have made the requested revisions.

23.           Submit the disclosure regarding the prior business experience of the sub-advisor’s portfolio managers by email when available.

Response:  We submitted the following response to Mr. Barrientos by email on August 11, 2011.

The following information about the portfolio manager of Horizon Cash Management L.L.C. will be included in the prospectus:

“Ms. King joined the Subadvisor in 2005 and directs the Subadvisor’s investment management operation, overseeing several portfolio managers and the firm’s portfolio analyst.  With more than 18 years trading and marketing fixed income securities, Ms. King is experienced in all sectors of the fixed income universe, including U.S. Treasury and Agencies issues, high grade corporate bonds, high yield and emerging market debt.  Before joining the Subadvisor in 2005, Ms. King served as managing director at Melvin Securities, where she managed the firm’s investment banking effort and directed the fixed income sales, trading and syndicate department.  Prior to that, she served 13 years at First Union Securities, where she established and managed the Emerging Market desk and was a key member of the high yield trading team.”

Statement of Additional Information

24.           On page B-27, in item 3, explain why subsections (b), (c) and (d) do not violate the stated concentration policy.  With respect to (d), which states “for the avoidance of doubt, this restriction shall not apply to the Fund’s counterparties in transactions in forward contracts, futures contracts, and other derivative instruments,” explain why this carve-out is made.  If the Fund’s exposure to particular counterparties is likely to go over 25%, the Fund may need to make appropriate disclosures.

Response:  The Fund believes that it is not likely that its exposure to any one counterparty would exceed 25% of its total assets and, in any event, the Fund intends to comply with applicable restrictions on counterparty exposure (e.g., 1940 Act section 12(d)(3) and rule 12d3-1 with respect to “securities-related issuers”).

The purpose of the carve outs in (b), (c) and (d) was simply to clarify for the avoidance of doubt that (i) because the Fund intends, as stated in the Prospectus and SAI, to pursue a managed futures strategy, the Fund is permitted to have significant exposure to the commodities markets, and (ii) the Fund intends to apply its concentration policy to derivative investments by looking through each derivative to the underlying asset.  To clarify the Fund’s intent in this respect, item 3 of the Fund’s Fundamental Investment Restrictions has been revised to read as follows:

“The Fund may not . . . . [p]urchase any securities which would cause 25% or more of the value of the Fund’s total assets at the time of purchase to be invested in the securities of issuers conducting their principal business activities in the same industry, provided that (a) there shall be no limit on the purchase of U.S. government securities; (b) 25% or more of the Fund’s total assets may be exposed to one or more commodities through the futures contracts and other commodity-related derivatives traded by the Fund; and (c) because an investment in a structured note, forward contract, futures contract or other derivative will be considered to be an investment in the industry (if any) of the underlying referenced security, instrument or asset, rather than in the issuer of (or, as applicable, counterparty for) the structured note, forward contract, futures contract or other derivative, 25% or more of the Fund's total assets may be exposed to structured notes, forward contracts, futures contracts and other derivatives of (or for) which companies in the financial services sectors (which includes the banking, brokerage and insurance industries) are the issuers (or counterparties, as applicable).”

The Fund submits that its proposed clarifications to its concentration policy are common for funds that follow commodities-related strategies and for other funds that may invest in derivatives.  For examples, please see Credit Suisse Commodity Return Strategy Fund and Commodities Return Strategy Portfolio (a series of Northwestern Mutual Series Fund, Inc.).

25.           On page B-48, in the paragraph “Current Arrangements Regarding Disclosure of Portfolio Holdings,” if in item (i), which states that portfolio holdings information may be provided to the Advisor, Sub-advisor, the Trust’s co-administrators and the custodian daily “on a real-time basis,” you mean that there is no lag time with respect to such disclosure, please specify that there is “no lag time”.

Response:  We have made the requested revision.

The Registrant acknowledges that the adequacy and accuracy of the disclosure in the filing is the responsibility of the Registrant.  The Registrant acknowledges that any comments or changes to disclosure in the filing provided by the Commission staff, acting pursuant to delegated authority, do not foreclose the Commission from taking any action with respect to the filing and the Registrant represents that it will not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments, please contact me at (714) 830-0679.  Thank you.

Sincerely,

/s/ Laurie A. Dee

Laurie A. Dee, Esq.
Bingham McCutchen LLP